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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               November 12, 2002

                                  PCCW Limited
                       (Translation of Registrant's Name
                                 Into English)

                            39th Floor, PCCW Tower
                         TaiKoo Place, 979 King's Road
                             Quarry Bay, Hong Kong
                        (Address of Principal Executive
                                    Offices)


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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  x    Form 40-F
                                     ---

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes              No  x
                                               ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)



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

                                  PCCW LIMITED

                               INDEX TO EXHIBITS


Item
----

1.       Announcement dated November 12, 2002

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                 PCCW LIMITED




Dated: November 12, 2002                         By: /s/ Fiona Nott
                                                     -----------------------
                                                 Name: Fiona Nott
                                                 Title: Company Secretary

                                                                        ITEM 1.


The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                          [GRAPHIC OMITTED][PCCW LOGO]
                                  PCCW Limited
                 [GRAPHIC OMITTED][CHINESE TRANSLATION OF NAME]
               (Incorporated in Hong Kong with limited liability)


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 Share Award Scheme

 The board of directors of PCCW Limited is pleased to announce that it has approved the establishment of the Share Award Scheme. The purpose of the Share Award Scheme is to recognize the contributions of certain of the Group's employees to retain them for the continued operation and development of the Group, and to attract suitable personnel for the further development of the Group.

 Directors will not be entitled to participate in the Share Award Scheme. The number of Shares to be issued under the Share Award Scheme (and other similar schemes operated by the Company including the Purchase Scheme) is limited to one per cent of the issued share capital of the Company (excluding Shares which have already been transferred to employees on vesting).

 Infrastructure Division

 Following recent press speculation, the Company wishes to clarify that no decision has been made to sell or spin off its Infrastructure Division nor does the Company have any immediate plans to do so.
 ------------------------------------------------------------------------------

Purpose of the Share Award Scheme and Eligible Participants

The purpose of the Share Award Scheme is to recognize the contributions of certain of the Group's employees to retain them for the continued operation and development of the Group, and to attract suitable personnel for the further development of the Group. The Company also currently operates the Purchase Scheme for a similar purpose (the Purchase Scheme utilizes Shares purchased in the market rather than new Shares). Directors will not be entitled to participate in the Share Award Scheme. Directors of the Company's Subsidiaries may, however, be granted awards under the Purchase Scheme (and any other incentive schemes of a similar nature operated by the Company from time to time).

Operation of the Share Award Scheme

The Share Award Scheme has been approved by the Company and the Participating Subsidiaries will shortly enter into the Trust Deed with the Trustee, adopt the Scheme Rules and thereby establish the Share Award Scheme. Under the Scheme Rules, the Share Award Scheme will be administered by the Committee. The Committee will determine those employees of the Group (other than Directors) which it wishes to incentivise. Awards made by the Committee will either specifically consist of a number of Shares, or will make reference to a notional cash amount. If the latter, a number of Shares referable to that notional cash amount will be calculated based on the market price of Shares on the date of the award, and that number of Shares will form the basis of the award. Following the making of an award, the Trustee will subscribe for the relevant number of Shares.

The Trustee will hold the Shares until they vest in accordance with the timetable determined by the Committee. While the Trustee holds the Shares it may vote them as it sees fit (and the Company has no power to influence how the Trustee should exercise this discretion) and the Company will have no interest in those Shares.

Vesting of the Shares will be conditional on the selected employee remaining an employee of a Group Company until the vesting date. The Committee also has the discretion to stipulate at the time an award is made that such other conditions as it deems appropriate in respect of a particular employee will apply to the vesting of the Shares. Additionally, an award will lapse where the company employing the selected employee or the business division by which a selected employee is employed ceases to be part of the Group. When an employee selected for participation in the Share Award Scheme has satisfied any and all such conditions specified by the Committee at the time of making the award and becomes entitled to the Shares forming the subject of the award, the Trustee will transfer the relevant vested Shares to that employee at no cost. Where Shares do not vest or are not acquired by employees in accordance with the above procedure, the Trustee will hold such Shares for the benefit of all other selected employees of the Group (other than Directors) as it determines in its discretion, after having taken into account the recommendations of the Committee.

Other provisions

The Share Award Scheme does not constitute a share option scheme or an arrangement analogous to a share option scheme for the purposes of Chapter 17 of the Listing Rules. The Company will continue to operate its share option scheme but the Board considers that the Share Award Scheme will give it additional flexibility in regards to recognizing the contributions of certain of the Group's employees, retaining them for the continued operation and development of the Group, and attracting suitable personnel for the Group's further development. The Share Award Scheme will comply with all applicable disclosure and other regulations including those set out in the Listing Rules. The Scheme Rules state that the number of Shares which may be subscribed under the Share Award Scheme (excluding Shares which have already been transferred to employees on vesting) and any other similar schemes (including the Purchase Scheme) may not exceed one per cent of the issued share capital of PCCW (232,450,293 Shares based on the current total issued share capital of the Company). The Committee has a discretion to alter this limit (in which case the Company will issue an appropriate announcement), however, the Board believes that this limit is sufficient for the purpose of operating the Share Award Scheme and other incentive schemes of a similar nature operated by the Company from time to time. Shares will be issued pursuant to the general mandate to issue shares granted to the Board by ordinary resolution of the Company from time to time.

Infrastructure Division

The Company has noted recent speculation in the press relating to its Infrastructure Division. The Company wishes to clarify that no decision has been made by the Company to sell or spin off its Infrastructure Division nor does the Company have any immediate plans to do so. However, if the right market conditions and opportunity were to arise, the Company would not rule out this possibility at some time in the future (in which event the transaction would be subject to all necessary consents and the relevant requirements of the Listing Rules).


Definitions


"Board"                               the board of directors of PCCW

"Committee"                           a committee or sub-committee of the Board
                                      delegated with the power and authority to administer the Share Award Scheme

"Directors"                           directors of the Company or any of its
                                      Subsidiaries

"Group"                               PCCW and its subsidiaries

"Group Company"                       a company which is a member of the Group


"Infrastructure Division"             the Group's property portfolio in Hong
                                      Kong and mainland China and the Cyberport project

"Listing Rules"                       the Rules Governing the Listing of
                                      Securities on the Stock Exchange

"Participating Subsidiaries"          PCCW-HKT Limited, Cyber-Port Limited,
                                      Cyber-Port Management Limited, PCCW
                                      Properties (HK) Limited, PCCW Services
                                      Limited, Pacific Century Systems Limited,
                                      Corporate Access (HK) Limited

"PCCW" or the "Company"               PCCW Limited, a company incorporated in
                                      Hong Kong with limited liability, the
                                      Shares of which are listed on the Stock
                                      Exchange

"Purchase Scheme"                     the share award scheme currently
                                      operated by the Group whereby awards of
                                      Shares may be made to employees of
                                      Participating Subsidiaries (such Shares
                                      being purchased by the Trustee in the
                                      market)

"Scheme Rules"                        the rules relating to the Share Award
                                      Scheme to be adopted by each
                                      Participating Subsidiary

"Share Award Scheme"                  the share award scheme to
                                      be adopted by the Participating
                                      Subsidiaries whereby awards of Shares may be made to employees of Participating
                                      Subsidiaries (such Shares being issued to the Trustee) pursuant to the Trust Deed and the Scheme Rules

"Shares" shares of HK$0.05 each in the capital of PCCW

"Stock Exchange"                      The Stock Exchange of Hong Kong Limited

"Subsidiaries"                        Subsidiaries of PCCW from time to time
                                      within the meaning of the Companies
                                      Ordinance (Cap.32 of the Laws of Hong
                                      Kong)

"Trust Deed"                          the trust deed to be made between
                                      PCCW-HKT Limited, Cyber-Port Limited,
                                      Cyber-Port Management Limited, PCCW
                                      Properties (HK) Limited, PCCW Services
                                      Limited, Pacific Century Systems Limited,
                                      Corporate Access (HK) Limited as settlors and the Trustee as trustee, which deed establishes the Share Award Scheme

"Trustee"                             HSBC International Trustee Limited (which
                                      is independent and not connected with the Company)

                                                          By Order of the Board
                                                                     Fiona Nott
                                                              Company Secretary
                                                   Hong Kong, November 12, 2002